UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated December 1, 2014

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated November 12, 2014
•	Press Release dated November 28, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	December 1, 2014	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces Retirement of Janet Holder

CALGARY, ALBERTA, November 12, 2014 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced the retirement of Janet Holder, effective December 31, 2014.

As executive vice president, Western Access since 2011, Ms. Holder has been responsible for the overall leadership of the Northern Gateway Pipelines Project, providing oversight in advancing the project.

Al Monaco, president and chief executive officer, Enbridge Inc. thanked Ms. Holder for her years of service to Enbridge and her accomplishments as leader of the Northern Gateway team. Mr. Monaco said that he is very pleased Ms. Holder will continue to provide Northern Gateway with counsel as a consultant to the project.

“Enbridge is deeply grateful for Janet’s enormous contribution to the Company over a career of tireless service,” said Mr. Monaco. “In leading the Northern Gateway team, Janet guided one of the most difficult projects in Canadian history through to regulatory approval, representing Enbridge and its partners with integrity. She built trust with communities by listening to their concerns and demonstrating Northern Gateway’s commitment to building a safe project that protects the environment.

Owing in large part to Janet’s efforts and leadership, Northern Gateway is a world-class project that is well positioned to bring jobs and opportunity to British Columbia and to Canada. Together with our partners in the Northern Gateway project, we offer our thanks and appreciation for a job well done.”

Following the most comprehensive environmental review of its kind in Canadian history, in December 2013, the Joint Review Panel (JRP) of the National Energy Board recommended approval of Northern Gateway subject to conditions. The JRP concluded that the project was in Canada’s national interest, noting the project’s commitment to high standards for design, construction and safety. In June 2014, the federal government’s accepted the JRP’s recommendation.

“I have been driven by a commitment to meet with, and listen to, British Columbians and Canadians,” said Ms. Holder. “Over the past three years, I’ve had the opportunity to travel to every region of the province. It’s been an extremely rewarding experience, but I have decided now is a good time to take a step back and focus on my family and my personal health. I look forward to spending more time with my husband at our family home in Prince George.”

Ms. Holder joined Enbridge in 1992, starting her career with the Company’s Gas Distribution business before moving into increasingly senior roles in the corporate office and in Liquids Pipelines. She held the role of president, Gas Distribution from 2008 to 2011. Ms. Holder serves on the Boards of Saint Elizabeth Health Care and Saint Elizabeth Health Care Foundation (Chair). She was also the 2011 United Way Toronto Campaign Chair and was named as one of Canada’s Most Powerful Women: Top 100 by the Women’s Executive Network three times.

“Over her more than 20 year career with Enbridge, Janet has made a significant contribution to our Company’s success,” said Mr. Monaco. “As a successful leader at Enbridge, Janet is a tremendous role model and inspiration to women in Canada’s energy industry and to all employees across the Company.”

Leadership of the Northern Gateway project will continue under the oversight of John Carruthers, president of Northern Gateway Pipelines. Mr. Carruthers will report to Byron Neiles, senior vice president, Major Projects and Enterprise Safety and Operational Reliability. Under their leadership, Northern Gateway will build on encouraging levels of support in communities along the right-of-way and trust with First Nations communities.

The Northern Gateway Project is a proposed 1,177-km twin pipeline system and marine terminal. The project would transport 525,000 barrels per day (bpd) of oil for export and import 193,000 bpd of condensate. Project lead Enbridge is working in partnership with leading Canadian and international energy companies, First Nations and Métis communities in B.C. and Alberta.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

For more information please contact:

Todd Nogier

Media

Toll Free: (888) 992-0997

todd.nogier@enbridge.com

NEWS RELEASE

Enbridge Inc. acquires interest in $650 million value wind portfolio from E.ON

CALGARY, Alberta, November 28, 2014 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) today announced a deal whereby the Company will purchase an 80 percent interest in a portfolio of two wind farms in the U.S. from E.ON, one of the world’s largest investor-owned power and gas companies. The agreed enterprise value for the portfolio is approximately US$650 million.

The 203 megawatt (MW) Magic Valley 1 wind farm located near Harligen, Texas and the 202 MW Wildcat 1 wind farm near Elwood, Indiana are operational and came into service in 2012. The two wind farms are located in areas with favourable wind regimes and combined, provide enough clean power for more than 120,000 households.

“This strategic investment provides a significant contribution to our growth targets in power generation,” said Vern Yu, Senior Vice-President of Corporate Development for Enbridge. “The transaction extends our renewable platform in the U.S., complementing our existing wind farm presence in Texas and establishing Enbridge in the Indiana renewable market. E.ON is a global leader in renewables and we welcome the partnership with a company that is a safe, reliable and proven asset operator.”

Enbridge has invested approximately $3 billion in renewable energy assets over the past five years. Upon closing, the acquisition of these two wind farms will bring Enbridge’s total net generating capacity of green power projects to more than 1,600 MW and helps position the Company to double existing capacity by 2018. The projects also further help Enbridge meet its Neutral Footprint commitment to generating a kilowatt hour of renewable energy for every additional kilowatt of energy consumed by its Liquids Pipelines business, a goal the Company is on track to meet by 2015.

Commenting on the deal, Eckhard Rummler, CEO of E.ON Climate & Renewables, said: “Thanks to our excellent project portfolio and our capabilities there is a vital demand in the market for assets built and operated by E.ON. We are happy to have found a reliable partner in Enbridge, who shares our approach of combining high class assets and safe operations.”

Under the terms of the agreement, E.ON will retain a 20 percent interest and remain the operator of the wind farms, demonstrating its ongoing commitment to the projects and the North American market. E.ON currently operates more than 2,700 MW of renewable capacity in the U.S. and is a leader in the American wind industry.

Completion of the transaction is subject to regulatory approvals.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past six years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 1,800 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy and geothermal. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Top 100 Employers for 2014. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. Media Graham White (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Enbridge Inc. U.S. Media Larry Springer Toll Free: (877) 496-8142 Email: USmedia@enbridge.com

Enbridge Inc.

Investment Community

Adam McKnight

(403) 266-7922

Email: adam.mcknight@enbridge.com